UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 8, 2020

Resource Apartment REIT III, Inc.

(Exact name of registrant as specified in its charter)

Commission file number 000-55923

Maryland	47-4608249
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1845 Walnut Street, 17th Floor, Philadelphia, PA, 19103

(Address of principal executive offices) (Zip code)

(215) 231-7050

(Registrant’s telephone number, including area code)

(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the following obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the securities Act (17CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
n/a	n/a	n/a

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 1.01. Entry Into a Material Definitive Agreement

REIT III Merger

On September 8, 2020, Resource Real Estate Opportunity REIT II, Inc. (“REIT II”), RRE Opportunity OP II, LP (“OP II”), Revolution III Merger Sub, LLC, a wholly owned subsidiary of REIT II (“Merger Sub III”), Resource Apartment REIT III, Inc. (“REIT III” or the “Registrant”), and Resource Apartment OP III, LP (“OP III”) entered into an Agreement and Plan of Merger (the “REIT III Merger Agreement”).

Subject to the terms and conditions of the REIT III Merger Agreement, (i) REIT III will merge with and into Merger Sub III, with Merger Sub III surviving as a direct, wholly owned subsidiary of REIT II (the “REIT III Company Merger”) and (ii) OP III will merge with and into OP II, with OP II surviving (the “REIT III Partnership Merger” and, together with the REIT III Company Merger, the “REIT III Merger”). At such time, the separate existence of REIT III and OP III shall cease.

At the effective time of the REIT III Company Merger, each issued and outstanding share of REIT III’s common stock (or fraction thereof), $0.01 par value per share (the “REIT III Common Stock”), will be converted into the right to receive 0.925862 shares of common stock of REIT II, $0.01 par value per share (the “REIT II Common Stock”).

In addition, each share of REIT III Common Stock, if any, then held by any REIT III wholly owned subsidiary or held by REIT II or any of its wholly owned subsidiaries will no longer be outstanding and will automatically be retired and will cease to exist, and no consideration will be paid, nor will any other payment or right inure or be made with respect to such shares of REIT III Common Stock in connection with or as a consequence of the REIT III Company Merger.

At the effective time of the REIT III Partnership Merger, each unit of partnership interests in OP III outstanding immediately prior to the effective time of the REIT III Partnership Merger will be retired and will cease to exist. In addition, for each share of REIT II Common Stock issued in the REIT III Company Merger, a common partnership unit will be issued by OP II to REIT II.

The REIT III Merger Agreement contains customary covenants, including covenants prohibiting REIT III and its subsidiaries and representatives from soliciting, providing information or entering into discussions concerning proposals relating to alternative business combination transactions, subject to certain limited exceptions. The REIT III Merger Agreement also provides that prior to the approval by REIT III’s stockholders of the REIT III Company Merger, the board of directors of REIT III may in certain circumstances make a REIT III Adverse Recommendation Change (as such term is defined in the REIT III Merger Agreement), subject to complying with certain conditions set forth in the REIT III Merger Agreement.

The REIT III Merger Agreement may be terminated under certain circumstances, including by either REIT II or REIT III (in each case, with the prior approval of the special committee of their respective board of directors) (i) if the REIT III Company Merger has not been consummated on or before 11:59 p.m. New York time on June 8, 2021, (ii) if the approval of the stockholders of REIT III (“REIT III Stockholder Approval”) has not been obtained at the meeting of the stockholders of REIT III to consider the REIT III Merger, or (iv) upon a material uncured breach of the respective obligations, covenants or agreements by the other party that would cause the closing conditions in the REIT III Merger Agreement not to be satisfied.

REIT III may terminate the REIT III Merger Agreement if REIT III has properly accepted a “Superior Proposal” (as defined in the REIT III Merger Agreement) at any time prior to receipt by REIT III of the REIT III Stockholder Approval pursuant to the terms of the REIT III Merger Agreement. REIT II may terminate the REIT III Merger Agreement at any time prior to receipt by REIT III of the REIT III

Stockholder Approval upon (i) a REIT III Adverse Recommendation Change or the failure of REIT III’s board of directors to include its recommendation in favor of the REIT III Company Merger in the Joint Proxy Statement and Prospectus to be distributed to REIT III’s stockholders, (ii) a tender offer or exchange offer for any shares of REIT III Common Stock that constitutes a Competing Proposal (other than by REIT II or any of its affiliates) is commenced and the REIT III board of directors fails to recommend against acceptance of such tender offer or exchange offer by the REIT III stockholders and to publicly reaffirm the REIT III board recommendation within ten business days of being requested to do so by REIT II, or (iii) upon REIT III’s material violation of the non-solicit provisions of the REIT III Merger Agreement.

If the REIT III Merger Agreement is terminated in certain circumstances, including in connection with REIT III’s acceptance of a Superior Proposal or making a REIT III Adverse Recommendation Change, then REIT III must pay to REIT II a termination fee of $3,123,459 plus reimburse up to $1,000,000 for REIT II’s expenses. Additionally, if the REIT III Merger Agreement is terminated because the closing conditions have been satisfied or waived but either REIT II or REIT III have failed to close, then such party must reimburse the other party up to $2,000,000 for that other party’s expense.

The REIT III Merger Agreement contains certain representations and warranties made by the parties thereto. The representations and warranties of the parties contained in the REIT III Merger Agreement are subject to certain important qualifications and limitations set forth in confidential disclosure letters delivered by each of REIT II and REIT III. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders.

The parties have agreed to limits on the conduct of their businesses between the signing of the REIT III Merger Agreement and the closing of the REIT III Merger. Generally, transactions that are not in the ordinary course of business require the consent of the other party. Ordinary distributions will also require the other party’s consent unless the distributions are needed for REIT qualification purposes, which is not expected.

The obligation of each party to consummate the REIT III Merger is subject to a number of conditions, including receipt by REIT III of the REIT III Stockholder Approval, delivery of certain documents and consents, the truth and correctness of the representations and warranties of the parties (subject to the materiality standards contained in the REIT III Merger Agreement), the effectiveness of the registration statement on Form S-4 to be filed by REIT II to register the shares of the REIT II Common Stock to be issued as consideration in the REIT III Company Merger, and the absence of certain material adverse effects with respect to either REIT II or REIT III.

The foregoing description of the REIT III Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the REIT III Merger Agreement, which is filed as Exhibit 2.1 and is incorporated herein by reference. A copy of the REIT III Merger Agreement has been included to provide stockholders with information regarding its terms and is not intended to provide any factual information about REIT II or REIT III. The representations, warranties and covenants contained in the REIT III Merger Agreement have been made solely for the benefit of the parties to the REIT III Merger Agreement, and are not intended as statements of fact to be relied upon by REIT III’s stockholders, but rather as a way of allocating the risk between the parties to the REIT III Merger Agreement in the event the statements therein prove to be inaccurate. Statements made in the REIT III Merger Agreement have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the REIT III Merger Agreement, which disclosures are not reflected in the REIT III Merger Agreement attached hereto. Moreover, such statements may no longer be true as of a given date and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders. Accordingly, stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of REIT II or REIT III. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the REIT III Merger Agreement, which subsequent information may or may not be fully reflected in REIT III’s public disclosures. REIT III acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Current Report on Form 8-K not misleading.

Stock Redemption Agreement

Immediately prior to the execution of the REIT III Merger Agreement, as a condition to REIT III’s willingness to enter into the REIT III Merger Agreement, REIT III and Resource REIT Advisor, LLC (the “Advisor”) entered into a Stock Redemption Agreement dated September 8, 2020 (the “Stock Redemption Agreement”). Pursuant to the Stock Redemption Agreement, REIT III redeemed all shares of REIT III’s convertible stock, $0.01 par value (the “REIT III Convertible Stock”), held by the Advisor for $10.00 in the aggregate effective immediately and prior to the execution and delivery of the REIT III Merger Agreement. Following the redemption of the Advisor’s REIT III Convertible Stock, no REIT III Convertible Stock remains outstanding.

Combined Company

On September 8, 2020, REIT II also entered into an Agreement and Plan of Merger to acquire Resource Real Estate Opportunity REIT, Inc. (“REIT I”). REIT II’s proposed merger with REIT I is referred to herein as the “REIT I Merger,” and collectively with the REIT III Merger, the “Mergers.” The REIT I Merger is also a stock-for-stock transaction whereby REIT I will be merged into a wholly owned subsidiary of REIT II. The consummation of the REIT I Merger is not contingent upon the completion of the REIT III Merger, and the consummation of the REIT III Merger is not contingent upon the completion of the REIT I Merger.

The combined company following either or both of the Mergers (the “Combined Company”) will be renamed “Resource REIT, Inc.” Each of the Mergers is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Director and Officer Resignation

On September 8, 2020, George Carleton resigned from the board of directors and as President and Chief Operating Officer of the Registrant.

Officer Transitions and Appointments

In connection with the proposed transactions, on September 8, 2020, the board of directors made certain changes to the officers of the Registrant. Alan Feldman was appointed President following the resignation of George Carleton and will continue to serve as Chief Executive Officer. Steven Saltzman was appointed Chief Accounting Officer and Vice President and Thomas Elliott was appointed Executive Vice President, Chief Financial Officer and Treasurer. Shelle Weisbaum continues as Chief Legal Officer, Senior Vice President and Secretary. Information about Mr. Elliott, the newly appointed officer of the Registrant, is included below.

Thomas Elliott, 47. In addition to serving as the Chief Financial Officer, Executive Vice President and Treasurer of REIT III, Mr. Elliott was appointed to the same positions for REIT I and REIT II effective September 8, 2020. Since June 2020, he also serves on the board of directors of Exantas Capital Corp.

Mr. Elliott has previously held various officer positions at Resource America, Inc., all of which he resigned effective as of September 8, 2020: Chief Financial Officer since December 2009, Executive Vice President since September 2016 and Senior Vice President since 2005. Prior to that, he was Senior Vice President - Finance and Operations of Resource America from 2006 to December 2009; Senior Vice President - Finance from 2005 to 2006 and Vice President - Finance from 2001 to 2005. Since February 2017, Mr. Elliott was Executive Vice President - Finance and Operations of Exantas Capital Corp. and was its Senior Vice President - Finance and Operations from September 2006 to February 2017 and, prior to that, was its Chief Financial Officer, Chief Accounting Officer and Treasurer from September 2005 to June 2006. He was also Senior Vice President - Assets and Liabilities Management of Exantas Capital Corp. from June 2005 until September 2005 and, before that, served as its Vice President - Finance from March 2005. Prior to joining Resource America in 2001, Mr. Elliott was a Vice President at Fidelity Leasing, Inc., a former equipment leasing subsidiary of Resource America, where he managed all capital market functions, including the negotiation of all securitizations and credit and banking facilities in the U.S. and Canada. Mr. Elliott also oversaw the financial controls and budgeting departments.

Item 7.01. Regulation FD Disclosure

On September 11, 2020, REIT III, along with REIT I and REIT II, is sending a letter to its stockholders regarding the proposed transactions. A copy of the stockholder letter is attached hereto as Exhibit 99.1 and is incorporated herein solely for purposes of this Item 7.01 disclosure.

In addition, on September 11, 2020, the Registrant posted to its website (http://www.resourcereit3.com/) an investor presentation prepared by REIT I, REIT II and REIT III containing certain information related to the REIT III Merger. A copy of the investor presentation is filed as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein solely for purposes of this Item 7.01 disclosure.

Pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), the information in this Item 7.01 disclosure, including Exhibits 99.1 and 99.2 and information set forth therein, is deemed to have been furnished and shall not be deemed to be “filed” under the Securities Exchange Act of 1934, as amended.

Item 8.01. Other Events

Suspension of Share Redemption Program

In connection with the transactions contemplated herein, on September 8, 2020, the board of directors of the Registrant approved the full suspension of its share redemption program (“SRP”), which has been suspended since April 29, 2020, with exception for redemptions sought upon a stockholder’s death, “qualifying disability” or “confinement to a long-term care facility” (collectively, “special redemptions”) until the filing of a definitive proxy statement in connection with the REIT III Merger (the “REIT III Proxy”) or such later time as the board of directors may determine. The SRP suspension will be effective immediately. While the SRP is suspended, currently pending and new redemption requests submitted in connection with a special redemption will be retained and considered upon the determination by the board of directors to resume the SRP with respect to special redemptions, all other redemption requests will not be retained, but will be cancelled with the ability to resubmit when the SRP is open to redemptions other than special redemptions. Following the filing of the REIT III Proxy, the Registrant intends to resume processing special redemptions.

Change in Sponsor of REIT III

Prior to the execution of the REIT III Merger Agreement, on September 8, 2020, REIT I entered into a series of transactions and became self-managed (the “Self-Management Transaction”) and succeeded to the advisory, asset management and property management arrangements formerly in place for REIT I, REIT II and REIT III. Accordingly, the sponsor of REIT III has changed from Resource Real Estate, LLC to Resource Real Estate Opportunity OP, LP until the REIT I Merger is consummated. If the REIT I Merger and the REIT III Merger are consummated, the Combined Company will be self-managed.

ADDITIONAL INFORMATION ABOUT THE MERGER

In connection with the REIT III Merger, REIT II will prepare and file with the SEC a registration statement on Form S-4 containing a Joint Proxy Statement and Prospectus jointly prepared by REIT II and REIT III, and other related documents. The Joint Proxy Statement and Prospectus will be mailed to REIT III’s stockholders and will contain important information about the merger and related matters. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY REIT II AND REIT III WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REIT II, REIT III AND THE PROPOSED MERGER. Investors and stockholders of REIT II and REIT III may obtain free copies of the registration statement, the Joint Proxy Statement and Prospectus and other relevant documents filed by REIT II and REIT III with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. In addition, these materials will also be available free of charge by accessing REIT II’s website (http://www.resourcereit2.com/), or by accessing REIT III’s website (http://www.resourcereit3.com/).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER

REIT II and REIT III and their respective directors and officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding REIT II’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on March 20, 2020 and its proxy statement filed with the SEC by REIT II on April 29, 2020 in connection with its 2020 annual meeting of stockholders; information regarding REIT III’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on March 20, 2020 and its proxy statement filed with the SEC by REIT III on April 29, 2020 in connection with its 2020 annual meeting of stockholders. Certain directors and executive officers of REIT II and/or REIT III and other persons may have direct or indirect interests in the merger due to securities holdings, pre-existing or future indemnification arrangements and rights to severance payments and retention bonuses if their employment is terminated prior to or following the merger. If and to the extent that any of the participants will receive any additional benefits in connection with the merger, the details of those benefits will be described in the Joint Proxy Statement/Prospectus relating to the merger. Investors and security holders may obtain additional information regarding the direct and indirect interests of REIT II and REIT III and their respective executive officers and directors in the merger by reading the Joint Proxy Statement/Prospectus regarding the merger when it becomes available. These documents are available free of charge on the SEC’s website and from REIT II or REIT III, as applicable, using the sources indicated above.

FORWARD-LOOKING STATEMENTS

This report contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; no assurance can be given that these expectations will be attained. Factors that could cause actual results to differ materially from these expectations include, but are not limited to, the risk that the proposed merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreements; the inability of REIT III to obtain stockholder approval of the merger or the failure to satisfy the other conditions to completion of the merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed merger; the potential adverse impact of the ongoing pandemic related to COVID-19 and the related measures put in place to help control the spread of the virus on the operations of REIT II and REIT III and their tenants, which impact remains highly uncertain; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of REIT II and REIT III; and other factors, including those set forth in the Risk Factors section of REIT II’s and REIT III’s most recent Annual Report on Form 10-K for the year ended December 31, 2019, as updated by the subsequent Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020 and filed with the SEC, and other reports filed by REIT II and REIT III with the SEC, copies of which are available on the SEC’s website, www.sec.gov. REIT II and REIT III undertake no obligation to update these statements for revisions or changes after the date of this communication, except as required by law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated September 8, 2020, by and among REIT II, OP II, Merger Sub III, REIT III and OP III*

10.1	Stock Redemption Agreement dated September 8, 2020 between REIT III and the Advisor

99.1	Stockholder Letter

99.2	Investor Presentation dated September 11, 2020

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. REIT II agrees to furnish a supplemental copy of any omitted schedule to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RESOURCE APARTMENT REIT III, INC.

Dated: September 11, 2020	By:	/s/ Alan F. Feldman
Alan F. Feldman
Chief Executive Officer and President
(Principal Executive Officer)